EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 11 October 2019

8 October 2019	Director/PDMR Shareholding
2 October 2019	Director/PDMR Shareholding
1 October 2019	Total Voting Rights
19 September 2019	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

2 October 2019	Massachusetts Electric 2019 Rate Case Order
20 September 2019	Investor Teach-in on NG’s US Regulated Businesses
13 September 2019	Notice of Redemption